

April 20, 2012

<u>Via E-Mail</u>

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

   Re: **Comverse Technology, Inc.**
       Soliciting Materials filed pursuant to Rule 14a-12 filed by Cadian
         Capital Management, LLC, Cadian Fund LP, Cadian Master
         Fund LP, Cadian GP, LLC, Eric Bannasch, Stephen Andrews,
         James Budge, Doron Inbar, and Richard N. Nottenberg
       Filed April 16, 2012
       File No. 001-35303

Dear Mr. Wolosky:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:

    • Your statement that the company is in a "market with substantial opportunities for revenue growth and margin expansion."

- Your statement that the company's board is "currently pursuing what we believe is a sub-optimal strategy of 'spinning' CNS into a stand-alone, publicly-traded company."

- Your belief that the company's CEO and CFO "are not properly qualified to hold such positions."

- Your disclosure that the announced CNS business spin-off is "a fundamentally flawed strategy" and your belief that a spin-off "would be very costly and likely require large amounts of the Company's cash."

- Your belief that the company's current "holding company" structure has created "a substantial drag on its stock price."

- Your statement that Mr. Oliver, Mr. Schell, Mr. Terrell and Mr. Dubner "are most responsible for the failings of the Board."

2.   We note your disclaimer of beneficial ownership "except to the extent of his or its pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise in future filings.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions